EXHIBIT 12.1

HILTON HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)(unaudited)

	YEARS ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,
	1998	1999	2000	2001	2002	2003
Consolidated pretax income from continuing operations before adjustments for minority interest or income / loss from equity investees	$332	$311	$461	$227	$278	$8
Add:
Distributions from equity investees	3	7	15	10	4	11
Interest expense	142	237	462	394	337	75
Interest component of rent expense	4	4	41	17	13	4

Earnings available for fixed charges	$481	$559	$979	$648	$632	$98

Fixed charges:
Interest expense	$142	$237	$462	$394	$337	$75
Interest component of rent expense	4	4	41	17	13	4
Capitalized interest	4	7	9	10	5	2

Total fixed charges	$150	$248	$512	$421	$355	$81

Ratio of earnings to fixed charges	3.2x	2.3x	1.9x	1.5x	1.8x	1.2x